Internally Generated Transcript Stephens Annual Investment Conference Fireside Chat November 20, 2025 Filed by SM Energy Company Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Civitas Resources, Inc. Commission File No.: 001-35371

2 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 C O R P O R A T E P A R T I C I P A N T S Beth McDonald, President and Chief Operating Officer Wade Pursell, Executive Vice President and Chief Financial Officer Patrick Lytle, Senior Vice President – Finance Moderator Michael Scialla, Stephens, Managing Director – Industrials & Energy Q&A Session Michael Scialla I'm very happy to have SM Energy Chief Operating Officer, Beth McDonald and soon to be CEO, and Wade Pursell, CFO, and Pat Lytle, who's Senior VP of Finance and works in IR Group as well. Thank you, guys, for joining us. I want to start with Beth. You've been with the company a little over a year now – I guess, right around a year – after a very long tenure with Pioneer. I’m assuming you had a lot of choices after the Pioneer tenure there. What attracted you to SM, if you can talk about that? Beth McDonald Yeah, of course. Thanks for having us and I appreciate you guys coming to this. It’s a real privilege to be a part of this conference. So, I just want to hit on a few things as to why I came to SM. And it’s really, it’s the what and the culture but really all of that is associated with the people. So the great talent that we have at SM Energy really attracted me to it and there’s a really storied past of that. If you look back a couple of decades ago of when we entered into Howard County, and many people were asking why is SM pushing the limits of the Permian Basin. And it was the what if thinking – the professional curiosity behind SM has stood out to me from that track record, and then applying that in the Austin Chalk as well as in the Uinta now. So that professional curiosity, but it really came back to the culture of SM. We operate with high integrity and what we would consider our number one principal is servant leadership and so it’s thinking about the team before thinking about ourselves and really empowering the team to be differential. And Wade and I were just saying the older you get and the more you’ve been around the more that’s important to you. Making sure that you are working with the best people in the business is something that I wanted to do continuing forward. I appreciate that. Michael Scialla Any changes that you’d want to make under your guide now that you’ve been with the company for a year? I am sure you mentioned things that attracted you to the company, anything that obvious that you think could be changed within the company to make it better?

3 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 Beth McDonald So, SM has been around for 117 years, so we’ve been really resilient through different market dynamics, and you've seen us thrive through those changes. And we're not going to change our strategy. You know, that's probably one of the reasons why I was hired is because the strategy has been based on pure fundamentals, on value creation, and really driving that through innovative thinking and a sustainable, repeatable return of capital program to our shareholders. And there's nothing really there to change. What I would say is that this latest transaction that we had has been really transformational for SM Energy. We feel like it's a pivotal moment for us, and time where we're going to show our technical prowess on a larger footprint and we're excited about what that brings. And you guys probably saw, not only do we have a great Q3 – it was a little bit overshadowed in the midst of a merger agreement that we signed with Civitas Resources. But in conjunction with this conference, we released more information that we're hopeful that you saw those additional details as it relates to our divestiture target, our management team and our board of directors – we named those in there. But then finally, details around the synergies. I think that's one of the truly transformational things that you'll see that come out of this, that a $200 to $300 million synergy target translates to $1 billion to $1.5 billion in NPV, which is up to 30% of our market cap right now. And that's just from synergies alone. So, if you look to the value creation that we can really push and drive through this transaction, we see there being tremendous upside to NAV. Michael Scialla What do you think it was about of the stock didn't react well to the announcement and you've since come out and provided some more information, but stock is still has underperformed the group. What do you think the market's missing about this? Beth McDonald I'll start and then and then pass it to Wade. But I think we see that the market is missing the true value and the upside of that value versus where we're trading. Right? So, you can see on our slide 8 in the new updated deck is a valuation that's put out by Enverus. And in that valuation, you can see there our upside to where we're trading is 120% plus and our peer group is trading with only 3% upside to that. So, we really think that going into this transaction and closing on it and our ability to execute, which we've done before with Uinta, will truly show that value creation. Wade Pursell Yeah. No, I agree. The other thing I'd just mention is on the balance sheet, right? I mean, it's going to be a much larger company. This is a very accretive transaction and over double the size of the company – the production level, all those things you can look at. It's going to generate a ton of free cash flow. I mean, if you just look at pro forma 2025, just consensus, you're looking at around a $1.5 billion this year of free cash flow between the two companies. So you couple that with the divestiture plan and you get a pretty quick deleveraging of, frankly, a balance sheet that begins pretty darn strong right – in the mid-1s area, a ton of liquidity, a pro forma maturity profile that's really staggered nicely through the years, a lot of opportunities to get some interest savings there along the way, obviously.

4 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 And you're going to get back to a level where I think you'll see a kind of a move back to pretty significant returns of capital profile as we move along – obviously, depending on oil price and how that plays out next year. But I would add that to what Beth said. Michael Scialla I don't know how much you're going to say on this, but I'm going to try anyway Wade Pursell Probably not much the way you worded that. Michael Scialla You mentioned the divestiture program target. Anything you say about which assets, I mean, it looks like the DJ is a place you haven't operated before. Beth McDonald Right. Michael Scialla But it's a big chunk of Civitas as well. So, I guess leaves sort of the question, what do you do with the DJ? Do you sell part of it? Do you monetize all of it? What are your thoughts there? Beth McDonald Yeah. So we're in the process of looking at that pro forma combined portfolio and how we think about it is a ranking of how we go through that. So let me just talk you through it a little bit. So from a perspective, we start with commodity mix. And then we think about where we are in the cycle for gas and oil for those commodities. Then we look at the asset base, how much is PDP asset, how much is upside in inventory. And then we look at that inventory and say how much is competitive for capital over the next two to three-year timeframe, where we really do our capital allocation to maximize free cash flow in that timeframe. And then we add on our synergies and what we bring to those assets to create that value. We compare that value to what we think we can get in the market and where there's a large arbitrage and we're able to bring that money forward. Those assets will end up being at the top. Michael Scialla How are your thoughts or what are your thoughts on the Colorado political environment? Obviously not the easiest place to operate. Beth McDonald Yeah, I would say we've talked a lot about that. We're Denver-based. We're very familiar with the politics. We're familiar with Civitas. We have friends over there, and we've talked to them about any of the kind of risks or concerns that they have. They just plan ahead. They've done actually very well. If you look at the latest of Enverus report on the DJ Basin, you will see the permitting times have come down 50% over the last couple of years. And we also looked at Civitas versus the other players in the basin. Take Oxy and Chevron, for instance, and looked at the permitting

5 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 times that they had between when they filed and when they received it. And they're one of the best. So, it's predictable, I would say, and we just know that we plan ahead and we're able to execute on that. Michael Scialla In your press release, you laid out what the management team is going to look like, and like we were hoping and expecting it's your legacy management team is going to run the company essentially. How about sort of that middle level management and below do you – because G&A is a big part of your synergy targets – how do you manage that? Beth McDonald Yeah, I think it's probably pretty obvious to you guys we don't have DJ presence, right? So, we're going to need that institutional knowledge that their team brings from an execution perspective to make sure that we continue forward with the pro forma company with them leading that asset. When we look at the rest of the leadership team, as we're going through that process right now and the integration, we see that they have great talent and we're hopeful that we can get the best of both combined together to really put together the best people, the best practices, and have the best outcome. Michael Scialla I guess thinking on that, along those lines, can you talk about with XCL I thought you were going to eliminate a lot of the positions there and you didn't. You actually brought a lot of people in- house, which is a little bit unusual, but maybe talk about how that has worked out for you? Beth McDonald Yeah, I would love to talk about that. So, you guys have seen our strong execution in the Uinta Basin and we realize that much of that was around keeping the institutional knowledge there and their operational efficiency and the innovations that they brought to the board. We actually and you probably heard me on the call say that we realized synergies in Texas from the operational innovations that happened in the Uinta, which is hard for people to kind of get their minds around. But think remote frac, think we're looking for potential sand mines in and around Texas that we can operate ourselves after having done that in the Uinta. Blake McKenna, who is now named to be the future COO, was the COO of XCL. We had him come over and run our Texas operations and really change the game there. We did also see the benefit of bringing the synergies from SM, from a geoscience and technical perspective to the Uinta Basin and combining that with the operational innovation. And we saw a step change there in our Uinta performance and we just know that Blake bringing that to this larger portfolio combined with our deep Midland Basin experience that we have will just be exceptional going forward. Michael Scialla It’s interesting Blake moving from the Uinta to Texas and made improvements in Texas. Did he have much background in Texas or just other things that translated to the operations? Beth McDonald

6 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 No, actually it was all operational focused on best practices and innovatively thinking differently, like we have done typically on the SM side in the subsurface. The XCL team really pushed forward with that on the surface. So, what if we can frac 2 to 3 miles away? What if we owned our own sand mine? What if we put a conveyor belt to eliminate truck traffic? So, all of those questions combined with the geoscience side that SM really brought was differential for us. And so now we think this is just a true kind of benefit from adding that scale and seeing his direct leadership to pushing forward through some of those synergies that we saw there. Wade Pursell And on the XCL acquisition and the comment about bringing in their personnel, those were primarily field personnel. Not G&A. Michael Scialla Right, right, right. Beth McDonald Yeah Michael Scialla Beth, you mentioned upfront, one of the things that attracted you to SM was the people and one of the hallmarks of SM has been the ability to identify value where the rest of the industry kind of missed it. Do you see that kind of opportunity within anything that Civitas owns? Beth McDonald Definitely. And we see that within the Permian Basin specifically, we're testing additional targets. We've talked a little bit about the Woodford. We're testing different landing zones within the Woodford-Barnett section and we see applicability to apply that to the broader portfolio. Additionally, Civitas has done a great job in the Wolfcamp D and landing and pushing costs down – drilling and completion costs there. And so we see applicability to apply what they've done as a best practice to our acreage on the Wolfcamp D. So, I just think that there will be differential inventory adds than we have today both standalone. Michael Scialla Is that Wolfcamp D gassier? Or is that still primarily oil? Beth McDonald It's shallower than the Woodford but it is gassier than the Wolfcamp A and B. Michael Scialla Okay. Okay. Stop, to see if the audience does anything and keep going and get a bunch of questions. But if anybody wants to interject, feel free? One of things I haven't ask companies, actually just one, but I'll ask you. Everybody seems to be focused on AI now and you've got to have a data center angle to your story. But has AI been

7 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 applicable to anything you're doing in terms of making things run more smoothly and saving any of your costs? Beth McDonald For sure. I think when you go back and you look at historical performance, you've seen us put in there multi-variant analysis and machine learning in our slides in the past. And of course, that's part of the spectrum of AI. Right? But then you go to predictive analytics and how are we using that. We're actually using a very large kind of middle platform that would be pretty famous if I told you the name of it. And we're utilizing that in our production operations. We have seen increases on our PDP through gas lift optimization. So, what we're doing is building this large model. And basically, within that model it will tell us different injection rates that we should try, that it learns on itself after we ran step-rate tests. And so, through that machine learning, the engineers have honed in on the best practices moving forward. So now we've tied our compression to a machine learning model that then feeds into the injection rates that go into the wells that we then see translate to incremental barrels on the production side, on the PDP production. This is happening in the Midland Basin. We will apply it beyond that and having Civitas' wells come into the mix really excites us about our ability to offset some of that decline through these predictive analytic tools. Michael Scialla Great. I guess wanted to ask you do have the ability to kind of flex between your primarily an oil company, but you do have some gas assets that especially in South Texas you haven't really been spending money on. I guess gas is up. Oil, maybe, some people are a little bit more cautious about. Any thoughts on the macro and how that might influence your 2026 program? Wade Pursell I would just say that, you know, going back to Beth’s answer on the divestiture candidates, we love all of our assets and there's a lot of good options. And part of what will factor into that is what someone's willing to pay for something versus how much it's worth to us. And so the commodity mix and as you say, the gas market, will certainly play into that Beth McDonald Yeah. I think, too, that when you look at the gas price, you know we have the Austin Chalk there – we have a lot of liquids associated with that and it creates tremendous returns, along with the gas price and the gas associated with that. But what I would say is that, we get the question probably from many of you guys because I recognize a lot of you, is when do you pivot to Eagle Ford dry gas, right? And that's when we think we see a sustained price of at least $4 through shoulder months. Right? So we have spikes of it, but then it kind of falls back down. We've heard

8 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 the quote that oil's one headline away from going up and gas is one headline away from going down. Michael Scialla It sounds like Herb said that. Beth McDonald Not going to quote who quoted that. But, yeah, I think that we see that flexibility and the optionality that South Texas gives us from a gas perspective. We continue to run the full-on returns model and see what competes for capital right now. It still is our oil-rich assets that have the highest margin and that continues to be where we put our capital. Michael Scialla You haven't given any formal guidance for the merger. Any thoughts on what would be sort of the sustaining capital for the combined company? Wade Pursell Yeah, I’ve got a number here for you, Mike. Little early. I mean, I think the only thing we have said that we'll repeat is that if you look at consensus, if you think the two companies put together, you should probably be expecting an activity level less than that and a capital number less than that, especially if we stay in and around this commodity price. Michael Scialla Any thoughts on the merger ability to close? I'm getting choked up over it. Wade Pursell It is an emotional time. Michael Scialla The ability to close the deal with some of the issues that the government has had here recently?

9 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 Beth McDonald We don't see any risk to that as it relates to timing. That's why we said Q1, but we really don't see any risk once we file the S-4 and HSR and then have our shareholder vote, we think everything will clear in Q1. It's better now that it's open again. Wade Pursell Sure helps. Michael Scialla I guess maybe for Wade on the on the balance sheet. You got some debt coming due here and Civitas has debt coming due I guess with the combined it's north of $800 million. Thoughts on how you handle those maturities? Wade Pursell Yeah. No, those are as I mentioned earlier, you look at the pro forma maturity stack that they really do kind of fit hand in glove and you don't have any year where there's a tall wall, thankfully. You have some every year, including the next year, as you just pointed out. So, as I mentioned there's a there's just a lot of combined liquidity. By the time we close, the expectation is they'll be out of their revolver. We're out of ours – now building cash. So kind of the base case thinking right now is just to use cash and free cash flow to take those out. We'll be watching the bond market closely and looking for refi opportunities that could potentially play into some of the other maturities as they become more callable. And I think several of them are callable at par right now, which are the ones you just mentioned. But we'll just kind of move forward and watch the market for opportunities. But you could just think of a base case of us taking those out with free cash flow and existing cash liquidity. Beth McDonald Yeah. And then just to add on to that, we announced the at least $1 billion divestiture target that'll accelerate that. Michael Scialla Right. Wade Pursell Exactly. My comments were irrespective of that. So that would obviously just accelerate a lot more reduction. Michael Scialla Beth mentioned the third quarter results were pretty strong, kind of got lost in the shuffle with the acquisition news at the same time. You did have some, especially on the cost side that's pretty impressive numbers there. Can you talk about some of the things that drove costs down for the quarter?

10 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 Beth McDonald Yeah. I mean, if you look across the board, I think some of the timing of workovers was part of it and fundamental changes in how we operate our business. You heard me kind of talk about the additional barrels that we got from the Prod AI project that we have, but just driving costs down, looking at chemicals across the board. We really went to more fundamentals in the business of looking at chemical cost, looking at the workovers, making sure we were getting the returns where we wanted them. But additionally, we’ve just really done a great job across the board aligning on transportation and you've seen that within the Uinta Basin as well. And so overall, we really saw costs coming down and continuing to drive that capital efficient program and now more so to a larger portfolio. Michael Scialla You didn't really talk about any delineation wells you have the quarter. Obviously, again, the big news was the acquisition, but it seems like you've been working on a lot of these areas where you’re sort of pushing the boundaries on the various plays. Any news we can anticipate or even general comments on how that delineation work is going? Beth McDonald I think a couple of things. We have some encouraging results on our next Barnett-Woodford well. And we'll be happy to share that with you guys as soon as we can. So encouraged there, continue to drill the Woodford section and getting faster and better at doing so. And so you've heard me say that on the past quarterly calls, we were able to bring that down by five days and accelerate our learnings there. And when you kind of go beyond that, the Upper Cube we've talked about that quite a bit, so we would like to share some answers there. And as well as the Uinta SM-designed and completed basically cube development that we're putting into place and that comes out in 2026. So it's probably around mid-year of 2026 when those results will come out. Excited about that. Michael Scialla The latter part there on the Uinta Basin, your first SM-designed wells, you kind of hit it from a productivity standpoint or I think you were referring to it. How about on the cost side as you expect? I mean, XCL was pretty darn efficient. I think that's something that really surprised you guys when you bought it? Beth McDonald Exactly. Michael Scialla Should we anticipate any sort of continued cost savings there? Anything you can... Beth McDonald Yeah, I would say we pointed to some of those cost savings as far as the remote frac and our ability to keep the frac fleet in one place and then put it right next to the sand mine to eliminate

11 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 the trucking. And so that has definitely saved us. The other thing I will say is that we're putting in our completion design and if you look historically across all of our assets, you'll see that we do a little bit wider spacing with larger fracs and we see that the incremental return that we have on that additional completion capital has a significantly higher than a through-belt wellbore return, right. So we're talking a two plus on those kind of incremental returns. So that's why we go to that model. We really look at that entire cube and you'll see that's where the differential technology is applied. But yes, overall, we continue to drive costs down, but we do so from a value-driven perspective. And so you'll see our completion costs go up a little bit, but we're getting the benefit on the side of productivity. Michael Scialla You mentioned that one pad. How long do you keep operations going there? I mean, you got this huge stacked pay that you could presume sit there for a while. Beth McDonald Yeah. Months that the frac fleet will stay next to the sand mine. We're actually testing now an umbilical line that that goes further. And so our ability to stay there for longer is a test that we're doing right now. Michael Scialla Umbilical, is it like casing that essentially takes the frac fluids and product to the next location? Beth McDonald Exactly. So we have that now, but it's jointed. And so this is more of an umbilical where it would stay there for longer. It reduces your hydraulic horsepower charges. So, again, bringing those costs down and allows you to go longer on the remote frac and not move your fleet. So we're testing that now. That's the next kind of differential piece to the equation. Michael Scialla What are the potential savings with that? Beth McDonald It's so you don't have to mob/de-mob. And then additionally, you can go further. And so again, you don't have to use the trucks because you're eliminating truck traffic by keeping the frac fleet right next to the sand mine and then pumping further and eliminating the mob/de-mob and downtime associated with moving a frac fleet. Michael Scialla Do you think you're talking like $50 a foot per change or something like that? Beth McDonald We haven't quantified it yet. Michael Scialla

12 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 Okay. Beth McDonald We're in the point of testing it, but that's really the next kind of differential change. Michael Scialla Got you. Anybody else? Anything? I was going to ask about you did some small acquisitions here recently. CapEx increased a little bit for that. I think it was primarily stuff that you'd already had an interest in. Maybe just talk about the decision to – it sounds like capital well spent. Beth McDonald Yeah. So it's in the Uinta and DSUs that we were already planned on and getting those in the frac fleet. And what happened was we, we go out and we asked the mineral owners and the working interest owners if they're willing to sell to us just to increase our profile as part of these high return wells. And so we did that. We were successful on two different units that then we were drilling on and completing on. And you'll see additional capital that we're completing and finishing those wells in the fourth quarter. So all that incremental was just buying additional interest in the wells that we already had planned. Michael Scialla Great – I think I've gone through my list of questions. What didn't we cover. Beth McDonald Anything? Wade Pursell I don't know what it would be. You covered it pretty well, Mike. Michael Scialla Your power agreement that you're going to have, I guess we didn't touch on that. But if you got one, you want to divulge it now. Now's the time. Wade Pursell Not yet. Audience Member Just one quick one, just like differentials. I know as soon as you got into the Uinta the differentials were a little wider. I think they've been improving. Can you talk about the differential between your three assets? Beth McDonald Yeah. So if you – what page is that?

13 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 Pat Lyle 13 of the earnings deck. Beth McDonald 13 of the earnings deck will have the realized prices for every single asset. When you look at Uinta, I think we continually and we focus on the margin there, right. And if you look at third quarter, it was fantastic for Uinta despite the drop in the price of oil. So still extremely impressive there due to the oil content. But we were driving more barrels to Salt Lake City as much as we could and then additionally to Price River. And we've just been able to optimize the marketing there on the backend too from a realization of who our buyers are. And the buyers market has expanded since we kind of stepped into the Uinta. And so we're really able to drive value. I mean, basically in the Permian, it's like no cost of transport, right? So, we're really always looking for the right realizations and the people to partner with on the back-end to give us the best margin. Michael Scialla You say in the Uinta, how much of your oil goes to the local refinery? And how much is transport? Beth McDonald 15% to 20% that go to the local refineries. Michael Scialla Is there anything happening on the transportation side that can help you with the costs there? Beth McDonadl We have looked at much of capturing the value chain, and we are trying to do that as much as possible. You probably also saw the news about the FTC releasing the in-basin rail, which will eliminate some of the trucks. We're happy for the infrastructure to be built into Duchesne because we think that's just in general better for the entire Uinta. It's a little bit further from us. We'll have to see how that kind of plays into the broader marketing picture and if that helps us on a margin basis. But we continue to look for the best combination and ultimately the best buyers on the back-end because it commands a premium on the back-end, the waxy crude. It's a great feedstock for the refineries. And so as a result, because it's pretty clean feedstock, it commands that premium. So it's really a combination of the transport side and the realized price on the back-end. Michael Scialla The transport have any impact on your – as you contemplate what you want to spend in the Uinta – are you bottlenecked at all? Do you feel like or could you grow it if you wanted to grow the Uinta, say oil prices move the other direction and you really want to lean on oil, you're capable of doing that? Beth McDonald

14 SM Energy Company – Fireside Chat Stephens Annual Investment Conference – November 20, 2025 Yeah, we can. And recently, PRT announced an expansion with FourPoint coming to the table and we know that FourPoint is to some extent kind of increasing their production. Everything that they have is going to Salt Lake City right now and nothing is going to PRT, but we know that they're expanding the terminal. So, we see that as an advantage straight away. And there's going to be more capacity there than what both of us actually use, at least to start. So, we know that contractually too that if we show them a growth profile, that they'll build it out. So, we're excited to hear that news as it continues to grow. Just give us more space. Michael Scialla Great. Well, we’ll leave it there. Beth, Wade, thank you very much. Wade Pursell Thanks, Mike. Beth McDonald Thanks, Mike. Wade Pursell Thanks, everybody.

No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”). Each of the Company and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that the Company or Civitas Resources, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of the Company and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about the Company, Civitas Resources and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investor-relations/Overview/default.aspx. The information included on, or accessible through, the Company’s or Civitas’ website is not incorporated by reference into this communication. Participants in the Solicitation The Company, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by the Company on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Resources on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company and Civitas using the sources indicated above.